Bradford & Bingley

RECEIVED

2004 SEP 23 P 3:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045043

Your reference

In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

16 September 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dlw 9/28

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)

Bradford & Bingley plc

Statement re Press Comment

Bradford & Bingley plc has noted the announcement by Countrywide and confirms that it is in discussions with them regarding a potential acquisition of Bradford & Bingley Estate Agents and Securemove Property Services Limited. A further announcement will be made in due course, if appropriate.

End
9 September 2004